UNITED STATES SECURITIES EXCHANGE COMMISSION
FILE No. 82-5091

03 SEP 17 AM 7:21

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F
(previously Form 61)

SUPPL

[redacted]
03032117

Freedom of Information and Protectio ... information requested on this form is collected under the authority of and used for the pu ... *ities Act.* Questions about the collection or use of this information can be directed to the Su ... (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS NAME OF ISSUER	FOR QUARTER ENDED			DATE OF REPORT Y	M	D
ARGENT RESOURCES LTD.	03	05	31	03	07	16

ISSUER ADDRESS				
620 – 650 WEST GEORGIA STREET, P.O. BOX 11604				
CITY/	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER	BC	V6B 4N9	604-687-4670	604-681-0405
CONTACT PERSON		CONTACT'S POSITION		CONTACT TELEPHONE NO.
GARY SCHELLENBERG		DIRECTOR		604-681-0405
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS		
gschel@netrover.com		argentresources.com		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
"GARY SCHELLENBERG"	GARY SCHELLENBERG	03	07	24
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
"BERNARD DEWONCK"	BERNARD DEWONCK	03	07	24

FIN51-901F Rev.2000/12/19

PROCESSED
SEP 26 2003
THOMSON FINANCIAL

dlw 9/22

ARGENT RESOURCES LTD.

FINANCIAL STATEMENTS

(Prepared by Management)

MAY 31, 2003

ARGENT RESOURCES LTD.
BALANCE SHEETS
(Prepared by Management)
AS AT NOVEMBER 30, 2002 AND MAY 31, 2003

	May 2003	Nov 2002
ASSETS		
Current		
Cash	$ 604,745	$ 69,525
Prepaid Expenses	10,000	-
Receivables	3,284	1,928
Notes receivable (Note 2)	31,300	31,300
	649,329	102,753
Capital assets	883	1,158
Mineral properties (Note 3)	61,594	17,012
	$ 711,806	$ 120,923
LIABILITIES AND SHAREHOLDERS' DEFICIENCY		
Current		
Accounts payable and accrued liabilities	$ 38,900	$ 47,010
Notes payable	-	35,000
	38,900	82,010
Debenture payable (Note 4)	6,411	136,411
	45,311	218,421
Shareholders' deficiency		
Capital stock (Note 5)	7,566,656	6,705,468
Deficit	(6,900,161)	(6,802,966)
	666,495	(97,498)
	$ 711,806	$ 120,923

On behalf of the Board:

"Gary Schellenberg" Director "Bernard Dewonck" Director

The accompanying notes are an integral part of these financial statements.

ARGENT RESOURCES LTD.
STATEMENTS OF OPERATIONS AND DEFICIT
(Prepared by Management)
PERIOD ENDED MAY 31

	Three months ended 31 May		Six months ended 31 May	
	2003	2002	2003	2002
EXPENSES				
Administration fees	$ 1,500	$ 3,000	$ 3,000	$ 6,000
Amortization	138	167	275	335
Consulting fees	1,200	6,121	6,912	10,621
Interest and bank charges	93	1,175	1,300	3,239
Management fees	7,009	7,500	14,018	15,000
Office and miscellaneous	4,742	4,679	5,952	9,177
Professional fees	3,643	250	7,994	3,253
Rent	7,009	7,500	11,682	15,000
Shareholder communications	23,175	280	33,879	648
Transfer agent and filing fees	4,856	3,274	13,148	5,776
	(53,365)	(33,946)	(98,160)	(69,049)
OTHER ITEMS				
Interest income	740	1	965	6
Loss for the period	(52,625)	(33,945)	(97,195)	(69,043)
Deficit, beginning of year	(6,847,536)	(6,341,502)	(6,802,966)	(6,306,404)
Deficit, end of period	$(6,900,161)	$ (6,375,447)	$(6,900,161)	(6,375,447)
Basic and diluted loss per share	$ (0.004)	$ (0.005)	$ (0.01)	$ (0.01)
Weighted average number of shares outstanding	12,548,157	6,259,760	11,065,373	6,259,760

The accompanying notes are an integral part of these financial statements.

ARGENT RESOURCES LTD.
STATEMENTS OF CASH FLOWS
(Prepared by Management)
PERIOD ENDED MAY 31

	Three months ended May 31		Six months ended May 31	
	2003	2002	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES				
Loss for the period	$ (52,625)	$ (33,945)	$ (97,195)	$ (69,043)
Items not affecting cash:				
Amortization	138	167	275	335
Changes in non-cash working capital items:				
(Increase) decrease in receivables	(737)	(497)	(1,356)	1,262
(Increase) decrease in prepaid expenses	(10,000)	-	(10,000)	-
Decrease in accounts payable and accrued liabilities	(11,545)	22,411	(8,110)	48,973
Cash used in operating activities	(74,769)	(11,864)	(116,386)	(18,473)
CASH FLOWS FROM INVESTING ACTIVITIES				
Mineral properties	(44,582)	-	(44,582)	-
Cash used in investing activities	(44,582)	-	(44,582)	-
CASH FLOWS FROM FINANCING ACTIVITIES				
Loan proceeds	-	12,045	-	12,897
Proceeds from debenture payable	-	-	-	-
Repayment of debenture payable	-	-	(165,000)	-
Subscriptions received in advance	(375,000)	-	-	-
Capital stock issued	861,188	-	861,188	-
Cash provided by financing activities	486,188	12,045	696,188	12,897
Change in cash position during the period	366,837	181	535,220	(5,576)
Cash position, beginning of period	237,908	967	69,525	6,724
Cash position, end of period	$ 604,745	$ 1,148	$ 604,745	$ 1,148

The accompanying notes are an integral part of these financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated under the laws of the Province of British Columbia and is in the business of exploration and development of mineral properties.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. Continued operations of the Company are dependent on the Company's ability to receive continued financial support, complete public equity financing, or generate profitable operations in the future.

2. NOTES RECEIVABLE

The notes receivable totaling $31,300 are non interest bearing, mature on September 12, 2003 and are secured by 2,000,000 common shares of Secureview (Note 5). The notes receivable, originally for $315,000 (US $200,000), were received in exchange for the common shares of Secureview (Note 3) and were subsequently written down by $283,700 to reflect the market value of the 2,000,000 Secureview shares held as collateral.

3. MINERAL PROPERTIES

	Acquisition Costs	Deferred Exploration Costs	Total May 2003	Total Nov 2002
Iron Lake Claims, British Columbia	$ 11,400	$ 10,612	$ 22,012	$ 17,012
Nickel Offsets Gold Deposit, Ontario	$ 25,000	$ 14,582	$ 39,582	$ 0

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

Iron Lake Claims, British Columbia

The Company entered into an option agreement with Eastfield Resources Ltd. ("Eastfield") whereby the Company may earn up to a 70% interest in the Iron Lake Claims located in British Columbia. To earn a 55% interest, the Company is required to incur $1,000,000 in exploration expenditures, make cash payments totalling $100,000 and provide a staged issuance of 300,000 common shares of the Company over the next four years. To earn an additional 15%, the Company must incur an additional $1,000,000 in exploration expenses.

During the period ended May 31, 2003, the Company incurred $5,000 on exploration expenditures.

Nickel Offsets Gold Deposit, Ontario

The Company entered into negotiations on an option, subject to regulatory approval, to earn a 60% interest in the Nickel Offsets Gold Deposit located in the Tully Township of the Porcupine Mining Division in Ontario for consideration of cash payments of $25,000 upon signing of a formal agreement, $25,000 upon regulatory approval, $50,000 upon completion of a forty-five day due diligence period and $50,000 in each of the next four years. Exploration expenditures are to be $3,000,000 over the next four years and a $50,000 fee is payable in any year that a minimum work program of $500,000 is not completed.

Deferred exploration costs

	Iron Lake Claims, British Columbia	Nickel Offsets Gold Deposit Ontario
Balance, beginning of the period	$ 5,612	$ -
Additions during the year:		
Administrative	2,000	-
Assaying, testing and analysis	-	-
Consulting	3,000	14,582
Maps and drafting	-	-
Balance, period ended May 31, 2003	$ 10,612	$ 14,582

4. DEBENTURE PAYABLE

Debenture payable, bears interest at 12% per annum, secured by a fixed charge over the Company's assets and due on December 31, 2003. The debenture payable includes a principle balance of $130,000 and accrued interest of $6,411. The principle balance was repaid during the period.

5. CAPITAL STOCK

	Number of Shares	Amount
Authorized		
100,000,000 common shares without par value		
Issued and outstanding:		
At November 30, 2002	9,614,824	$ 6,705,468
Private Placement	6,000,000	900,000
Share Issue Costs	-	(38,812)
At May 31, 2003	15,614,824	$ 7,566,656

Stock options and warrants

The Company, in accordance with the policies of the TSX-V, is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. The exercise price of each option equals the market price of the Company's stock as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

As at May 31, 2003, the following incentive stock options and share purchase warrants were outstanding:

	Number of Shares		Exercise Price	Expiry Date
Options	900,000		$ 0.15	January 13, 2005
Warrants	6,000,000		0.20	April 17, 2004
		then at	0.25	April 17, 2005

6. RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

a) Paid or accrued $3,000 for administration fees to the spouse of a director.

b) Paid or accrued $17,112 for consulting fees to two directors.

c) Paid or accrued $14,018 for management services to a company controlled by a director.

d) Paid or accrued $3,984 for office expenses to a company controlled by a director.

Included in accounts payable and accrued liabilities is $3,239 owing to a company controlled by a director.

7. SUBSEQUENT EVENTS

The following events occurred subsequent to May 31, 2003:

a) The Company finalized negotiations on an option, subject to regulatory approval, to earn a 60% interest in the Nickel Offsets Gold Deposit located in the Tully Township of the Porcupine Mining Division in Ontario for consideration of cash payments of $25,000 upon signing of a formal agreement, $25,000 upon regulatory approval, $50,000 upon completion of a forty-five day due diligence period and $50,000 in each of the next four years. Exploration expenditures are to be $3,000,000 over the next four years and a $50,000 fee is payable in any year that a minimum work program of $500,000 is not completed.

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F
(previously Form 61)

Schedules B & C

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS

NAME OF ISSUER		FOR QUARTER ENDED			DATE OF REPORT Y	M	D
ARGENT RESOURCES LTD.		03	05	31	03	07	16

ISSUER ADDRESS				
620 – 650 WEST GEORGIA STREET, P.O. BOX 11604				
CITY/	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER	BC	V6B 4N9	604-687-4670	604-681-0405
CONTACT PERSON		CONTACT'S POSITION		CONTACT TELEPHONE NO.
GARY SCHELLENBERG		DIRECTOR		604-681-0405
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS		
gschel@netrover.com		www.argentresources.com		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
"GARY SCHELLENBERG"	GARY SCHELLENBERG	03	07	24
"BERNARD DEWONCK"	BERNARD DEWONCK	03	07	24

SCHEDULE B - SUPPLEMENTARY INFORMATION

Section 1

Analysis of expenses and deferred costs
Breakdown of expenditures by major category:
See Schedule A Financial Statements

Section 2

Related party transactions
Paid or accrued $3,000 for administration fees to the spouse of a director.
Paid or accrued $17,112 for consulting fees to two directors.
Paid or accrued $14,018 for management services to a company controlled by a director.
Paid or accrued $3,984 for office expenses to a company controlled by a director.

Section 3

Summary of securities issued and options granted during the period

a) Securities issued during the period:
6,000,000 common shares @ $0.15 per share pursuant to a private placement of 6,000,000 units. Each unit consists of one common share plus one warrant to acquire an additional common share for $0.20 for the first year and $0.25 for the second year.

b) Options granted during the period:
The Company granted incentive stock options enabling directors to acquire up to 350,000 common shares and employees 550,000 common shares exercisable at a price of $0.15 until January 13, 2005

Section 4

Summary of securities as at the end of the period

a) Authorized and issued share capital:
100,000,000 Common shares without par value

b) Issued and Fully Paid

	No. of Shares	Amount
Balance, November 30, 2002	9,614,824	$ 6,705,468
Private Placement	6,000,000	900,000
Share Issue Costs	-	(38,812)
Balance, May 31, 2003	15,614,824	$ 7,566,656

c) There are 6,000,000 warrants outstanding exercisable at $0.20 to April 17, 2004 and then at $0.25 to April 17, 2005.
There are 900,000 options outstanding exercisable at a price of $0.15 until January 13, 2005

d) There are no shares in escrow or subject to a pooling agreement.

Section 5

List of directors and officers
Gary Schellenberg – Director and CEO
Bernard Dewonck – Director and President
John Fraser - Director
Don Penner – Director
Eileen Browne – Secretary

SCHEDULE C – MANAGEMENT DISCUSSION AND ANALYSIS

A) Description of Business

Argent Resources Ltd. is currently an active company classified as a resource issuer, having acquired mineral properties of merit.

Prior to the acquisition of the mineral properties, the Issuer's principal asset consisted of its share holdings in Secureview Systems Inc. and therefore according to TSX regulations was no longer a resource company and had to go through a change in business. The Issuer completed a transaction that divested it of the share holdings for promissory notes, which were subsequently written down in the previous fiscal year.

B) Discussion of Operations

The Company had signed a letter agreement to enter into a formal option agreement with Black Pearl Minerals Consolidated Inc. ("Pearl") whereby Argent can earn up to a 60% interest in Pearl's 100% owned Nickel Offsets Gold Deposit, located in Tully Township, Porcupine Mining Division, approximately 40km northeast of Timmins, Ontario. A formal agreement was signed with Pearl on May 21, 2003, and the payment of $25,000 due upon signing was made.

Highlights of the option agreement include Argent spending $3 million Cdn. over a 4 year period to earn a 60% interest in the deposit, paying Pearl $25,000 on signing, $25,000 upon exchange approval, $50,000 upon completion of a 45 day due diligence period and cash payments of $50,000 for four years. In any year during the initial vesting period that a minimum work program of $500,000 is not completed, an additional $50,000 fee will be paid to Pearl by Argent. Upon Argent earning its 60% interest, a joint-venture will be formed with Pearl. Any party diluting below a 10% interest will convert to a 10% NPI. Pearl has granted Argent a one-time election after vesting its interest to earn an additional 10% interest in the property by completing a feasibility study. The above agreement is subject to regulatory approvals, and a finders fee is payable with respect to this transaction.

Evaluation of project data as part of the due diligence was initiated, consisting of re-examination and re-logging of the most recently drilled core and entry of assay data into a drafting program to enable graphic display in three dimensions. The purpose of this work is to define a deposit geometry that will form the basis for future drilling, to both elevate current resource definition and to indicate potential areas for further drilling to expand the deposit.

Preliminary field work on the Company's Iron lake project, Clinton Mining District, British Columbia was completed. Work consisted of prospecting, rock sampling and soil sampling to fill in gaps in previous grid controlled surveys. The applicability and feasibility of an airborne magnetometer- EM survey is being investigated as a means of focusing more detailed work in the form of ground geophysics, trenching and/or drilling.

C) Discussion of Financial Operations

i) Deferred Exploration Expenditures

The Issuer had exploration expenditures in this period in the amount of $5,000 for the Iron Lake claims and $14,562 for the Nickel Offsets deposit.

ii) Financial Information

Since incorporation the Issuer has not received any revenues from operations and as a consequence, reports an annual deficit.

For the period ended May 31, 2003, the Issuer has posted a loss of $97,195; for the period ended May 31, 2002, the loss was $69,043.

The losses reported are the result of administrative expenses relating to the operation of the Issuer's business.

The Company now has 22,514,824 shares outstanding on a fully diluted basis.

iii) Transactions with Related Parties

On October 1, 1997, The Issuer entered into a Management and Administration Services Agreement with 519820 B.C. Ltd., owned 50% by a Director and 50% by the spouse of a Director. 519820 B.C. Ltd receives $2,500 per month for management services and an additional $1,000 per month for services of a clerical or administrative nature. Total fees of $14,018 were accrued or paid in this period.

Consulting fees of $17,112 were paid to two directors for general and geological consulting.

iv) Investor Relations

Effective October 1, 2002, the Issuer entered into an investor relations agreement for $5,000 per month which can be terminated on fourteen days notice. This agreement is currently still in place.

v) Legal Proceedings

The Issuer has no legal proceedings in process or pending.

vi) Transactions Requiring Regulatory Approval

A formal agreement to acquire an option on the Nickel Offsets Gold Deposit, signed with Black Pearl Minerals Consolidated Inc. has not yet received regulatory approval.

D) Subsequent Events

A consulting retainer agreement was signed with W.O. Karvinen and Associates Ltd. with respect to the Nickel Offsets project in particular and the Timmins area in general. Evaluation of Nickel Offsets data continued as part of the Company's due diligence

UNITED STATES SECURITIES EXCHANGE COMMISSION
FILE No. 82-5091

ARGENT RESOURCES LTD.

#620-650 West Georgia Street
Vancouver, BC V6B 4N9
Telephone: (604) 681-0405, Facsimile (604) 687-4670
Toll Free 800-667-4470
http://www.argentresources.com
Trading Symbol: **TSXV: AOU**
CUSIP #040103103

July 2, 2003

ARGENT FINALIZES NICKEL OFFSETS GOLD DEAL

Argent Resources Ltd. ("TSX-V:AOU") is pleased to announce that it has completed the due diligence process and can now finalize the option agreement, originally described in a February 6, 2003 news release, with Black Pearl Minerals Consolidated Inc. ("Pearl") whereby Argent can earn up to a 60% interest in Pearl's 100% owned Nickel Offsets Gold Deposit, located in Tully Township, Porcupine Mining Division, approximately 40km northeast of Timmins, Ontario. This property acquisition is a major step in Argent becoming a significant gold explorer in Canada. Argent will immediately commence project data compilation and review, in anticipation of an aggressive ground exploration and drilling program.

The Timmins area is located near the west end of the Abitibi Greenstone Belt, an Archean volcanic-sedimentary complex known for its world-class gold and base-metal deposits. To date the mines of the Timmins area have yielded in excess of 60 million ounces gold.

Work completed to date by Pearl shows the Nickel Offsets deposit to be a structurally controlled, gold-bearing quartz-carbonate vein type deposit hosted within a competent intermediate to mafic tuff horizon. Gold mineralization is associated with the complex system of quartz and quartz-carbonate veins within this favourable tuff horizon. Drilling has defined the gold mineralization as three closely spaced zones separated by low-grade assays into a hanging wall zone, main zone and footwall zone, over a strike length in excess of 2,000 feet and down plunge to the east to a depth of over 800 feet.

Excellent potential exists to expand these mineralized zones to the east (3,000 feet), to the west (1,600 feet), and at depth. Native gold is the most common mode of mineralization, with 75% of the holes drilled (61) by Pearl containing visible gold. Drill intersections drilled by Pearl in 1997 and 1998 included 9.38 oz./t over 17.0 feet, .406 oz./t over 17.4 feet, .316 oz./t over 26.4 feet, .621 oz./t over 14.2 feet, .636 oz./t over 27.7 feet for example.

The above agreement is subject to regulatory approvals, and a finders fee is payable with respect to this transaction.

ON BEHALF OF THE BOARD

"Gary Schellenberg"

Gary Schellenberg
Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

UNITED STATES SECURITIES EXCHANGE COMMISSION
FILE No. 82-5091

ARGENT RESOURCES LTD.

#620-650 West Georgia Street
Vancouver, BC V6B 4N9
Telephone: (604) 681-0405, Facsimile (604) 687-4670
Toll Free 800-667-4470
http://www.argentresources.com
Trading Symbol: **TSXV: AOU**
CUSIP #040103103

August 11, 2003

ARGENT APPOINTS NEW DIRECTOR

Argent Resources Ltd. ("TSX-V:AOU") is pleased to announce that it has appointed Donald L. Perks to its Board of Directors. Donald Perks is an experienced senior business executive and consultant with more than 25 years in corporate leadership and the venture-capital marketplace. He has a lengthy history of effecting successful strategic change in both the private and public arenas.

Argent recently finalized an option agreement with Black Pearl Minerals Consolidated Inc. ("Pearl") whereby Argent can earn up to a 60% interest in Pearl's 100% owned Nickel Offsets Gold Deposit, located in Tully Township, Porcupine Mining Division, approximately 40km northeast of Timmins, Ontario. This property acquisition is a major step in Argent becoming a significant gold explorer in Canada.

ON BEHALF OF THE BOARD

"Gary Schellenberg"

Gary Schellenberg
Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

UNITED STATES SECURITIES EXCHANGE COMMISSION
FILE No. 82-5091

ARGENT RESOURCES LTD.

#620-650 West Georgia Street
Vancouver, BC V6B 4N9
Telephone: (604) 681-0405, Facsimile (604) 687-4670
Toll Free 800-667-4470
http://www.argentresources.com
Trading Symbol: **TSXV: AOU**
CUSIP #040103103

August 20, 2003

ARGENT GRANTS STOCK OPTIONS

Argent Resources Ltd. ("Argent") wishes to advise that it has granted stock options to certain directors and employees entitling them to purchase up to 700,000 common shares of the capital stock in the company at a price of $0.15 per share for the next two years.

Argent also wishes to announce the resignation of Donald F. Penner from the company's Board of Directors. Management wishes to thank Mr. Penner for the energy and expertise he provided this company.

ON BEHALF OF THE BOARD

Bernard Dewonck
President and Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.